30 March 2010

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney  NSW  2000
Australia

Royal Bank of Canada
Level 46
2 Park Street
Sydney  NSW  2000
Australia

The Toronto-Dominion Bank
Level 24
9 Castlereagh Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.:  AUD 001-01-1 Tranche 2
AUD450,000,000 5.50 per cent. Notes due 15 February 2016 (the “Notes”)
(to be consolidated, form a single series and be fungible with the A$400,000,000
5.50 per cent. Notes due 15 February 2016 issued on 15 February 2006)
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the “Programme”)

I have participated in the proceedings of the Asian Development Bank (“ADB”) to authorize the issue and sale of the captioned Notes issued under the Programme.  In that connection, I have examined, among other things, the following:

(a)	the Agreement Establishing the Asian Development Bank (the “Charter”) and the By-Laws of ADB;

(b)
a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c)
the resolution adopted by the Board of Directors of ADB on 10 December 2009 (the “Resolution”), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d)	the memorandum of the Treasurer of ADB dated 29 March 2010 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e)	the Borrowing Regulation of ADB dated 9 December 2008;

(f)	the Subscription Agreement between ADB and the Lead Managers and Dealers dated 29 March 2010 (the “Subscription Agreement”) relating to the issue and sale of the Notes; and

(g)	the Pricing Supplement dated 29 March 2010 (the “Pricing Supplement”) relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A)           ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B)           The creation, issue, sale and delivery of the Notes have been duly authorized.  When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C)           The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB.  No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction.  To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,

/s/ Jeremy H. Hovland
JEREMY H. HOVLAND
General Counsel

6 ADB Avenue, Mandaluyong City 1550 Metro Manila, Philippines	Tel +63 2 632 4444 Fax +63 2 636 2444	information@adb.org www.adb.org